UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Verenium Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

92340P209

(CUSIP Number)

Andrew C. Hyman, Esq.

Athyrium Capital Management, LLC

126 East 56th Street, Floor 4

New York, New York 10022

(212) 402-6925

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 92340P209		Page 2 of 20 Pages

1	Name of reporting person Athyrium Opportunities Fund (A) LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,890,298
	8	Shared voting power 0
	9	Sole dispositive power 1,890,298
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,890,298
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 12.0%
14	Type of reporting person PN

13D
CUSIP No. 92340P209		Page 3 of 20 Pages

1	Name of reporting person Athyrium Opportunities Fund (B) LP
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,045,270
	8	Shared voting power 0
	9	Sole dispositive power 1,045,270
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,045,270
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.7%
14	Type of reporting person PN

13D
CUSIP No. 92340P209		Page 4 of 20 Pages

1	Name of reporting person Athyrium Opportunities Associates LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,935,568
	9	Sole dispositive power 0
	10	Shared dispositive power 2,935,568
11	Aggregate amount beneficially owned by each reporting person 2,935,568
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 18.7%
14	Type of reporting person PN

13D
CUSIP No. 92340P209		Page 5 of 20 Pages

1	Name of reporting person Athyrium Opportunities Associates GP LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,935,568
	9	Sole dispositive power 0
	10	Shared dispositive power 2,935,568
11	Aggregate amount beneficially owned by each reporting person 2,935,568
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 18.7%
14	Type of reporting person OO

13D
CUSIP No. 92340P209		Page 6 of 20 Pages

1	Name of reporting person Athyrium Capital Management, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,935,568
	9	Sole dispositive power 0
	10	Shared dispositive power 2,935,568
11	Aggregate amount beneficially owned by each reporting person 2,935,568
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 18.7%
14	Type of reporting person OO / IA

13D
CUSIP No. 92340P209		Page 7 of 20 Pages

1	Name of reporting person Jeffrey A. Ferrell
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,935,568
	9	Sole dispositive power 0
	10	Shared dispositive power 2,935,568
11	Aggregate amount beneficially owned by each reporting person 2,935,568
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 18.7%
14	Type of reporting person IN

13D
CUSIP No. 92340P209		Page 8 of 20 Pages

1	Name of reporting person Athyrium Opportunities Advisers LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,935,568
	9	Sole dispositive power 0
	10	Shared dispositive power 2,935,568
11	Aggregate amount beneficially owned by each reporting person 2,935,568
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 18.7%
14	Type of reporting person OO / IA

13D
CUSIP No. 92340P209		Page 9 of 20 Pages

1	Name of reporting person NB Alternatives Advisers LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,935,568
	9	Sole dispositive power 0
	10	Shared dispositive power 2,935,568
11	Aggregate amount beneficially owned by each reporting person 2,935,568
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 18.7%
14	Type of reporting person OO

13D
CUSIP No. 92340P209		Page 10 of 20 Pages

1	Name of reporting person NB Alternatives GP Holdings LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,935,568
	9	Sole dispositive power 0
	10	Shared dispositive power 2,935,568
11	Aggregate amount beneficially owned by each reporting person 2,935,568
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 18.7%
14	Type of reporting person OO

13D
CUSIP No. 92340P209		Page 11 of 20 Pages

1	Name of reporting person NB Alternatives Holdings LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,935,568
	9	Sole dispositive power 0
	10	Shared dispositive power 2,935,568
11	Aggregate amount beneficially owned by each reporting person 2,935,568
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 18.7%
14	Type of reporting person OO

13D
CUSIP No. 92340P209		Page 12 of 20 Pages

1	Name of reporting person Neuberger Berman AA LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,935,568
	9	Sole dispositive power 0
	10	Shared dispositive power 2,935,568
11	Aggregate amount beneficially owned by each reporting person 2,935,568
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 18.7%
14	Type of reporting person OO

13D
CUSIP No. 92340P209		Page 13 of 20 Pages

1	Name of reporting person Neuberger Berman Group LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,935,568
	9	Sole dispositive power 0
	10	Shared dispositive power 2,935,568
11	Aggregate amount beneficially owned by each reporting person 2,935,568
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 18.7%
14	Type of reporting person OO

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Verenium Corporation, a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 3550 John Hopkins Court, San Diego, California 92121.

Item 2.	Identity and Background.

(a)-(c) & (f) This Schedule 13D is filed jointly, pursuant to a joint filing agreement attached hereto as Exhibit 99.1, by:

(1) Athyrium Opportunities Fund (A) LP, a Delaware limited partnership (“Fund A”), is an investment partnership engaged in the business of making equity and debt investments;

(2) Athyrium Opportunities Fund (B) LP, a Delaware limited partnership (“Fund B” and, together with Fund A, the “Funds”), is an investment partnership engaged in the business of making equity and debt investments;

(3) Athyrium Opportunities Associates LP, a Delaware limited partnership (“Associates LP”), is engaged in the business of being the general partner of the Funds;

(4) Athyrium Opportunities Associates GP LLC, a Delaware limited liability company (“Associates GP”), is engaged in the business of being the general partner of Associates LP;

(5) Athyrium Capital Management, LLC, a Delaware limited liability company (“ACM”), is engaged in the business of being a member of Associates GP and an investment adviser to Opportunities Advisers (as defined below);

(6) Jeffrey A. Ferrell is an individual citizen of the United States whose principal occupation is to serve as the Managing Partner of ACM;

(7) Athyrium Opportunities Advisers LLC, a Delaware limited liability company (“Opportunities Advisers”), is engaged in the business of being an investment adviser to Associates GP;

(8) NB Alternatives Advisers LLC, a Delaware limited liability company (“Alternatives Advisers”), is engaged in the business of being the sole member of Opportunities Advisers;

(9) NB Alternatives GP Holdings LLC, a Delaware limited liability company (“Alternatives GP”), is engaged in the business of being a member of Associates GP;

(10) NB Alternatives Holdings LLC, a Delaware limited liability company (“Alternatives Holdings”), is engaged in the business of being the sole member of Alternatives GP and a member of Alternatives Advisers;

(11) Neuberger Berman AA LLC, a Delaware limited liability company (“NB AA”), is engaged in the business of being a member of Alternatives Holdings and of Alternatives Advisers; and

(12) Neuberger Berman Group LLC, a Delaware limited liability company (“NB Group”), is engaged in the business of being a member of Alternatives Holdings and the sole member of NB AA.

The persons described in (1) through (12) above are referred to herein as the “Reporting Persons.” A list of the directors, executive officers, managers, members and partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”) is attached hereto as Annex A and is incorporated by reference herein. Each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons listed as (1)-(4) and (7)-(12) and each associated Covered Person (other than Covered Persons associated with a Reporting Person listed as (5) and (6)) is c/o NB Alternatives Advisers LLC, 605 Third Avenue, 22nd Floor, New York, New York 10158.

The principal business address of each of the Reporting Persons listed as (5) and (6) and each associated Covered Person is c/o Athyrium Capital Management, LLC, 126 East 56th Street, Floor 4, New York, New York 10022.

(d) During the last five years, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As described in Item 6 below, the Company issued the Warrants (as defined below) to the Funds in connection with, and as consideration for, the investment by the Funds in the Company associated with the entry into the Credit Agreement (as defined below) by the Company and the Funds. Specifically, for an aggregate purchase price of $22,500,000, the Funds purchased from the Company (i) the promissory notes in respect of the Term Loan (as defined below) and (ii) the Warrants.

On October 22, 2013, Fund A purchased 1,890,298 shares of Common Stock and Fund B purchased 1,045,270 shares of Common Stock through the exercise of the Warrants. The Funds paid an exercise price of $2.49 per share, funded by the Funds’ capital call facility executed with Comerica Bank in February 2013.

Item 4.	Purpose of Transaction.

The Funds acquired the Warrants for investment purposes. In connection with the Reporting Persons’ ongoing evaluation of this investment and upon future developments (including, the performance of the Common Stock in the market, alternative uses of funds and general stock market and economic conditions), and subject to any applicable limitations described in Item 6, the Reporting Persons may from time to time purchase additional Common Stock or dispose of all or a portion of the Common Stock held by such persons.

The shares of Common Stock acquired by the Funds were acquired for the purpose of tendering the shares in response to the Offer to Purchase, dated October 2, 2013 (the “Tender Offer”), by Pastinaca Acquisition Inc., a Delaware corporation and wholly-owned subsidiary of BASF Corporation (the “Purchaser”), as filed with the Securities and Exchange Commission on October 2, 2013. Pursuant to the Tender Offer, the Purchaser has offered to purchase all outstanding shares of the Common Stock of the Company at a purchase price of $4.00 per share. If the Tender Offer closed and the Warrants had not been exercised, the Funds risked losing the right to receive payment for the Common Stock into which the Warrants were convertible.

On October 24, 2013, the Funds submitted letters of transmittal to the depositary for the Tender Offer to tender their collective 2,935,568 shares of the Common Stock to the Purchaser in response to the Tender Offer at a purchase price of $4.00 per share.

The information set forth under Items 3 and 6 is incorporated by reference herein.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has formulated any plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons intend to conduct ongoing evaluations of their investment and may, based on any such evaluation, determine at a future date to change their current position with respect to any of the actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

All calculations of percentage ownership in this Schedule 13D are based on a total of 15,724,112 shares of Common Stock outstanding, consisting of the 2,935,568 shares of Common Stock purchased by the Funds on October 22, 2013, in addition to the 12,788,544 shares of Common Stock issued and outstanding as of September 20, 2013, as disclosed in the Company’s Schedule 14D-9 filed on October 2, 2013.

(1) Fund A directly owns 1,890,298 shares of Common Stock (approximately 12.0% of the total number of shares of Common Stock outstanding). Fund A has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 1,890,298 shares of Common Stock.

(2) Fund B directly owns 1,045,270 shares of Common Stock (approximately 6.7% of the total number of shares of Common Stock outstanding). Fund B has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 1,045,270 shares of Common Stock.

(3) Associates LP, in its capacity as the general partner of the Funds, has the ability to direct the management of the Funds’ business, including the power to vote and dispose of securities held by the Funds; therefore, Associates LP may be deemed to have indirect beneficial ownership of the 2,935,568 shares of Common Stock (approximately 18.7% of the total number of shares of Common Stock outstanding) held by the Funds, collectively.

(4) Associates GP, in its capacity as the general partner of Associates LP, has the ability to direct the management of Associates LP’s business and, as such, may indirectly control the decisions of Associates LP regarding the vote and disposition of securities held by the Funds; therefore, Associates GP may be deemed to have indirect beneficial ownership of the 2,935,568 shares of Common Stock (approximately 18.7% of the total number of shares of Common Stock outstanding) held by the Funds, collectively.

(5) ACM, in its capacity as a member of Associates GP and an investment adviser to Opportunities Advisers, has the shared ability to direct the voting and disposal of securities held by the Funds; therefore, ACM may be deemed to have indirect beneficial ownership of the 2,935,568 shares of Common Stock (approximately 18.7% of the total number of shares of Common Stock outstanding) held by the Funds, collectively.

(6) Jeffrey A. Ferrell, in his capacity as the Managing Partner of ACM, has the ability to direct the management of ACM’s business, including the power to vote and dispose of securities held by the Funds; therefore, Mr. Ferrell may be deemed to have indirect beneficial ownership of the 2,935,568 shares of Common Stock (approximately 18.7% of the total number of shares of Common Stock outstanding) held by the Funds, collectively.

(7) Opportunities Advisers, in its capacity as an investment adviser to Associates GP, may have the shared ability to direct the voting and disposal of securities held by the Funds; therefore, Opportunities Advisers may be deemed to have indirect beneficial ownership of the 2,935,568 shares of Common Stock (approximately 18.7% of the total number of shares of Common Stock outstanding) held by the Funds, collectively.

(8) Alternatives Advisers, in its capacity as the sole member of Opportunities Advisers, may have the shared ability to direct the voting and disposal of securities held by the Funds; therefore, Alternatives Advisers may be deemed to have indirect beneficial ownership of the 2,935,568 shares of Common Stock (approximately 18.7% of the total number of shares of Common Stock outstanding) held by the Funds, collectively.

(9) Alternatives GP, in its capacity as a member of Associates GP, has the shared ability to direct the voting and disposal of securities held by the Funds; therefore, Alternatives GP may be deemed to have indirect beneficial ownership of the 2,935,568 shares of Common Stock (approximately 18.7% of the total number of shares of Common Stock outstanding) held by the Funds, collectively.

(10) Alternatives Holdings, in its capacity as the sole member of Alternatives GP and a member of Alternatives Advisers, has the shared ability to direct the voting and disposal of securities held by the Funds; therefore, Alternatives Holdings may be deemed to have indirect beneficial ownership of the 2,935,568 shares of Common Stock (approximately 18.7% of the total number of shares of Common Stock outstanding) held by the Funds, collectively.

(11) NB AA, in its capacity as a member of Alternatives Holdings and of Alternatives Advisers, has the shared ability to direct the voting and disposal of securities held by the Funds; therefore, NB AA may be deemed to have indirect beneficial ownership of the 2,935,568 shares of Common Stock (approximately 18.7% of the total number of shares of Common Stock outstanding) held by the Funds, collectively.

(12) NB Group, in its capacity as a member of Alternatives Holdings and the sole member of NB AA, has the shared ability to direct the voting and disposal of securities held by the Funds; therefore, NB Group may be deemed to have indirect beneficial ownership of the 2,935,568 shares of Common Stock (approximately 18.7% of the total number of shares of Common Stock outstanding) held by the Funds, collectively.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than the Funds, that he or it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of his or its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than the Funds.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Persons’ status as a director, executive officer, manager, member or partner of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c) Except for the transactions described herein and as set forth below, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has had any transactions in the Common Stock during the past 60 days.

(d) Except as set forth herein, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Credit Agreement

On December 7, 2012, the Company entered into a Credit Agreement (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”) pursuant to which Fund A and Fund B made an investment in the Company in the form of (a) a term loan facility in an aggregate original principal amount of $22,500,000 (the “Term Loan”), of which, $20,000,000 was advanced to the Company on December 7, 2012 and $2,500,000 was subsequently advanced to the Company on December 24, 2012 and (b) common stock purchase warrants (as more fully described below). The Term Loan has a maturity date of December 7, 2017 and bears interest at 11.5% per annum. Interest payments are due quarterly over the five-year term of the Term Loan and, other than as described below, the Company is not required to make payments of principal for amounts outstanding under the Term Loan until the maturity date. Subject to certain exceptions, the Term Loan is secured by substantially all of the Company’s assets, including its intellectual property.

As required by the terms of the Credit Agreement, the Company granted the Funds the right, during such period of time that the Company has unpaid or unsatisfied obligations under the Credit Agreement, to designate one individual to attend, in a nonvoting observer capacity, all meetings of the Company’s board of directors and any committee thereof, subject to certain limitations. However, the Funds have yet to elect to have a participant attend such meetings.

Warrants; Registration Rights Agreement; Assignment and Acceptance

Pursuant to the Credit Agreement, the Company issued to the Funds warrants to purchase up to 2,935,568 shares of Common Stock at a price of $2.49 per share, specifically a warrant for 1,836,463 shares of Common Stock to Fund A and a warrant for 1,099,105 shares of Common Stock to Fund B (the “Warrants”, and each, a “Warrant”). Each Warrant was immediately exercisable and had a term of seven years. Each Warrant also was subject to price-based anti-dilution adjustments in the event of certain issuances by the Company of equity or equity-linked securities at effective prices per share of less than $2.12, subject to a floor exercise price per share for the Warrant following any such anti-dilution adjustments of $2.12 per share. The Warrants also included restrictions on the amount of shares exercisable for the benefit of the Funds, where such restrictions limited the percentage ownership of outstanding Common Stock by the Funds immediately following an exercise of the Warrants at any given time to 4.99% or, upon not less than 61 days advance notice by the Funds, 9.99% (the “Warrant Restriction”).

In connection with issuing the Warrants, the Company and the Funds also entered into a Registration Rights Agreement, dated December 7, 2012 (the “Registration Rights Agreement”), whereby the Company agreed to register the shares of Common Stock issuable pursuant to the Warrants under the Securities Act of 1933, as amended, under certain circumstances upon demand of holders thereof or at their request to the extent the Company seeks to register other equity securities for sale.

On October 11, 2013, the Funds and the Company entered into an Assignment and Acceptance (the “Assignment”) pursuant to which a portion of the Warrant initially issued to Fund B was assigned to Fund A. Consequently, Fund A had the right to exercise into 53,835 shares of Common Stock under the Warrant initially issued to Fund B. Fund A then had the right to exercise into 1,836,463 shares of Common Stock under the Warrant initially issued to it and 53,835 shares of Common Stock under the Warrant initially issued to Fund B, and Fund B then had the right to exercise into 1,045,270 shares of Common Stock under the Warrant initially issued to it.

Waiver Agreement

As a result of the Tender Offer and its impact on the treatment of the shares of Common Stock into which the Warrants were convertible, the Company and the Funds entered into that certain Acknowledgement and Mutual Waiver, dated October 16, 2013 (the “Waiver Agreement”), pursuant to which the Warrant Restriction was waived for the period from the date of the Waiver Agreement through the earlier to occur of (a) the consummation of the Tender Offer and (b) the date the Tender Offer is terminated or otherwise abandoned (the “Waiver Period”). In the event that (x) the Tender Offer is terminated or otherwise abandoned following the exercise of any Warrant by a Fund during the Waiver Period or (y) the Tender Offer shall not have been consummated prior to December 15, 2013, the Company shall cause the aggregate exercise price paid to the Company by the holders under the Warrants to be refunded in full to the Funds and any notice of exercise submitted by a Fund during the Waiver Period shall be deemed to be void ab initio and any shares of Common Stock issued upon such exercise shall be cancelled.

The foregoing summary of the Credit Agreement, the Warrants, the Registration Rights Agreement, the Assignment and the Waiver Agreement is qualified in its entirety by reference to the complete text of such agreements, copies of which are filed as exhibits hereto and are incorporated herein by reference.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the Common Stock of the Company owned by the Funds.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated October 25, 2013, by and among the Reporting Persons (filed herewith).

Exhibit 99.2	Credit Agreement, dated December 7, 2012, by and between Verenium Corporation and Athyrium Opportunities Fund (A) LP (Incorporated by reference to Exhibit 10.48 on Form 10-K/A filed by Verenium Corporation on July 30, 2013).

Exhibit 99.3	Amended and Restated Common Stock Purchase Warrant issued by Verenium Corporation to Athyrium Opportunities Fund (A) LP (Incorporated by reference to Exhibit 4.3 on Form 10-K filed by Verenium Corporation on April 1, 2013).

Exhibit 99.4	Amended and Restated Common Stock Purchase Warrant issued by Verenium Corporation to Athyrium Opportunities Fund (B) LP (Incorporated by reference to Exhibit 4.4 on Form 10-K filed by Verenium Corporation on April 1, 2013).

Exhibit 99.5	Registration Rights Agreement, dated December 7, 2012, by and between Verenium Corporation and Athyrium Opportunities Fund (A) LP and Athyrium Opportunities Fund (B) LP (Incorporated by reference to Exhibit 4.5 on Form 10-K filed by Verenium Corporation on April 1, 2013).

Exhibit 99.6	Assignment and Acceptance, dated October 11, 2013, by and among Verenium Corporation, Athyrium Opportunities Fund (A) LP and Athyrium Opportunities Fund (B) LP (filed herewith).

Exhibit 99.7	Acknowledgement and Mutual Waiver, dated October 16, 2013, by and among Verenium Corporation, Athyrium Opportunities Fund (A) LP and Athyrium Opportunities Fund (B) LP (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 25, 2013.

ATHYRIUM OPPORTUNITIES FUND (A) LP

By:	ATHYRIUM OPPORTUNITIES ASSOCIATES LP, its General Partner

	By:	ATHYRIUM OPPORTUNITIES ASSOCIATES GP LLC, its General Partner

	By:	/s/ Christian Neira
	Name:	Christian Neira
	Title:	Authorized Signatory

ATHYRIUM OPPORTUNITIES FUND (B) LP

By:	ATHYRIUM OPPORTUNITIES ASSOCIATES LP, its General Partner

	By:	ATHYRIUM OPPORTUNITIES ASSOCIATES GP LLC, its General Partner

	By:	/s/ Christian Neira
	Name:	Christian Neira
	Title:	Authorized Signatory

ATHYRIUM OPPORTUNITIES ASSOCIATES LP

By:	ATHYRIUM OPPORTUNITIES ASSOCIATES GP LLC, its General Partner

By:	/s/ Christian Neira
Name:	Christian Neira
Title:	Authorized Signatory

ATHYRIUM OPPORTUNITIES ASSOCIATES GP LLC

By:	/s/ Christian Neira
Name:	Christian Neira
Title:	Authorized Signatory

ATHYRIUM CAPITAL MANAGEMENT, LLC

By:	/s/ Jeffrey A. Ferrell
Name:	Jeffrey A. Ferrell
Title:	Managing Partner

/s/ Jeffrey A. Ferrell
JEFFREY A. FERRELL

ATHYRIUM OPPORTUNITIES ADVISERS LLC

	By:	NB ALTERNATIVES ADVISERS LLC,
its Sole Member

	By:	/s/ Christian Neira
	Name:	Christian Neira
	Title:	Authorized Signatory

NB ALTERNATIVES ADVISERS LLC

By:	/s/ Christian Neira
Name:	Christian Neira
Title:	Authorized Signatory

NB ALTERNATIVES GP HOLDINGS LLC

By:	/s/ Christian Neira
Name:	Christian Neira
Title:	Authorized Signatory

NB ALTERNATIVES HOLDINGS LLC

By:	/s/ Christian Neira
Name:	Christian Neira
Title:	Authorized Signatory

NEUBERGER BERMAN AA LLC

By:	/s/ Andrew Komaroff
Name:	Andrew Komaroff
Title:	Authorized Signatory

NEUBERGER BERMAN GROUP LLC

By:	/s/ Andrew Komaroff
Name:	Andrew Komaroff
Title:	Authorized Signatory

ANNEX A

Athyrium Opportunities Fund (A) LP

Athyrium Opportunities Associates LP is the sole general partner of Athyrium Opportunities Fund (A) LP (“Fund A”). There are no executive officers or directors appointed at Fund A.

Athyrium Opportunities Fund (B) LP

Athyrium Opportunities Associates LP is the sole general partner of Athyrium Opportunities Fund (B) LP (“Fund B”). There are no executive officers or directors appointed at Fund B.

Athyrium Opportunities Associates LP

Athyrium Opportunities Associates GP LLC is the sole general partner of Athyrium Opportunities Associates LP (“Associates LP”). There are no executive officers or directors appointed at Associates LP.

Athyrium Opportunities Associates GP LLC

The name and principal occupation of each of the members and executive officers of Athyrium Opportunities Associates GP LLC are listed below:

Name	Principal Occupation
Athyrium Capital Management, LLC	N/A (Member)
NB Alternatives GP Holdings LLC	N/A (Member)
Jeffrey A. Ferrell	President
Samuel Porat	President
Andrew C. Hyman	Senior Vice President
Christian Neira	Senior Vice President and Secretary
Kelly Maughan	Senior Vice President and Assistant Secretary
Kimberly Marlar	Assistant Secretary

Athyrium Capital Management, LLC

The name and principal occupation of each of the members and executive officers of Athyrium Capital Management, LLC are listed below:

Name	Principal Occupation
Jeffrey A. Ferrell	Member and Managing Partner
Andrew C. Hyman	COO, CCO and General Counsel

Athyrium Opportunities Advisers LLC

The name and principal occupation of each of the members and executive officers of Athyrium Opportunities Advisers LLC are listed below:

Name	Principal Occupation
NB Alternatives Advisers LLC	N/A (Member)
Anthony Tutrone	Chief Executive Officer and Managing Director

Name	Principal Occupation
Brian Talbot	Managing Director
Christian Neira	Senior Vice President and Assistant Secretary
Blake Rice	Senior Vice President and Secretary
Kelly Maughan	Senior Vice President
Yonah Feder	Vice President and Assistant Secretary
Ann Sheu	Vice President
Kimberly Marlar	Assistant Secretary

NB Alternatives Advisers LLC

The name and principal occupation of each of the members and executive officers of NB Alternatives Advisers LLC are listed below:

Name	Principal Occupation
NB Alternatives Holdings LLC	N/A (Member)
Neuberger Berman AA LLC	N/A (Member)
Anthony Tutrone	Chief Executive Officer and Managing Director
John Buser	President and Managing Director
Andrew Komaroff	Managing Director and Chief Administrative Officer
Brien Smith	Managing Director
Michael Rees	Managing Director
Jonathan Shofet	Managing Director
David Stonberg	Managing Director
Peter Von Lehe	Managing Director
Patricia Miller Zollar	Managing Director
Michael Kramer	Managing Director
David Morse	Managing Director
Ethan Falkove	Managing Director
Tristram Perkins	Managing Director
Brian Talbot	Managing Director
Joanna Rocha	Managing Director
Sam Porat	Managing Director
Sean Ward	Managing Director
Brock Williams	Senior Vice President and Principal
Christopher Frattaroli	Senior Vice President
Mike Simmons	Senior Vice President
Kelly Maughan	Senior Vice President
Paul Daggett	Senior Vice President and Principal
Tonia Albano	Senior Vice President and Principal
Benjamin Perl	Senior Vice President and Principal
Elizabeth Traxler	Senior Vice President and Principal
Jacquelyn Wang	Senior Vice President and Principal
Christian Neira	Senior Vice President and Assistant Secretary
Blake Rice	Senior Vice President and Secretary
Joshua Miller	Vice President, Chief Operating Officer Fund of Funds, and Principal
Peter Bock	Vice President

Name	Principal Occupation
Bruce Topott	Vice President
Maura Reilly	Vice President and Principal
Kevin Purcell	Vice President
Yonah Feder	Vice President
Zachary Sigel	Vice President
Ann Sheu	Vice President
James Dempsey	Treasurer
Tony Taranto	Assistant Treasurer
Paul Wakefield	Assistant Treasurer
Kimberly Marlar	Assistant Treasurer

NB Alternatives GP Holdings LLC

The name and principal occupation of each of the members and executive officers of NB Alternatives GP Holdings LLC are listed below:

Name	Principal Occupation
NB Alternatives Holdings LLC	N/A (Member)
Anthony Tutrone	Chief Executive Officer and Managing Director
John Buser	President and Managing Director
Andrew Komaroff	Managing Director and Chief Administrative Officer
Brien Smith	Managing Director
Michael Rees	Managing Director
Jonathan Shofet	Managing Director
David Stonberg	Managing Director
Peter Von Lehe	Managing Director
Patricia Miller Zollar	Managing Director
Michael Kramer	Managing Director
David Morse	Managing Director
Ethan Falkove	Managing Director
Tristram Perkins	Managing Director
Brian Talbot	Managing Director
Joanna Rocha	Managing Director
Sam Porat	Managing Director
Sean Ward	Managing Director
Brock Williams	Senior Vice President and Principal
Christopher Frattaroli	Senior Vice President
Mike Simmons	Senior Vice President
Kelly Maughan	Senior Vice President
Paul Daggett	Senior Vice President and Principal
Tonia Albano	Senior Vice President and Principal
Benjamin Perl	Senior Vice President and Principal
Elizabeth Traxler	Senior Vice President and Principal
Jacquelyn Wang	Senior Vice President and Principal
Christian Neira	Senior Vice President and Assistant Secretary
Blake Rice	Senior Vice President and Secretary

Name	Principal Occupation
Joshua Miller	Vice President, Chief Operating Officer Fund of Funds, and Principal
Peter Bock	Vice President
Bruce Topott	Vice President
Maura Reilly	Vice President and Principal
Kevin Purcell	Vice President
Yonah Feder	Vice President
Zachary Sigel	Vice President
Ann Sheu	Vice President
James Dempsey	Treasurer
Tony Taranto	Assistant Treasurer
Paul Wakefield	Assistant Treasurer
Kimberly Marlar	Assistant Treasurer

NB Alternatives Holdings LLC

The name and principal occupation of each of the members and executive officers of NB Alternatives Holdings LLC are listed below:

Name	Principal Occupation
Neuberger Berman AA LLC	N/A (Member)
Neuberger Berman Group LLC	N/A (Member)
Andrew Komaroff	President and Chief Executive Officer
William Arnold	Chief Financial Officer and Executive Vice President
Heather Zuckerman	Executive Vice President
James Dempsey	Treasurer
Blake Rice	Senior Vice President
Christian Neira	Senior Vice President
Maxine L. Gerson	Secretary

Neuberger Berman AA LLC

The name and principal occupation of each of the members and executive officers of Neuberger Berman AA LLC are listed below:

Name	Principal Occupation
Neuberger Berman Group LLC	N/A (Member)
Andrew Komaroff	President and Chief Executive Officer
William Arnold	Chief Financial Officer and Executive Vice President
Heather Zuckerman	Executive Vice President
James Dempsey	Treasurer
Maxine Gerson	Secretary

Neuberger Berman Group LLC

The name and principal occupation of each of the executive officers of Neuberger Berman Group LLC are listed below:

Name	Principal Occupation
Joseph Amato	Director and President
William Arnold	Chief Financial Officer and Executive Vice President
Joseph Berardino	Director
Robert D’Alelio	Director
William Fox	Director
Andrew Komaroff	Chief Operating Officer and Executive Vice President
George Walker	Director and Chief Executive Officer
Richard Worley	Director
Lawrence Zicklin	Director
Heather Zuckerman	Secretary, Chief Administrative Officer and Executive Vice President